

PZENA INVESTMENT MANAGEMENT, INC.

PZENA INVESTMENT MANAGEMENT, INC.
REPORTS RESULTS FOR THE SECOND QUARTER OF 2014

- **Revenue was $27.9 million and operating income was $15.5 million for the second quarter**

- **Diluted earnings per share was $0.13 for the second quarter on both a GAAP and non-GAAP basis**

- **Declared a quarterly dividend of $0.03 per share**

NEW YORK, NEW YORK, July 22, 2014 - Pzena Investment Management, Inc. (NYSE: PZN) reported the following U.S. GAAP (U.S. Generally Accepted Accounting Principles) and non-GAAP basic and diluted net income and earnings per share for the three and six months ended June 30, 2014 and 2013 (in thousands, except per-share amounts):

	GAAP Basis For the Three Months Ended June 30,		Non-GAAP Basis For the Three Months Ended June 30,	
	2014	2013	2014	2013
	(unaudited)			
Basic Net Income	$ 2,124	$ 1,266	$ 1,767	$ 1,225
Basic Earnings Per Share	$ 0.17	$ 0.10	$ 0.15	$ 0.10
Diluted Net Income	$ 9,096	$ 6,358	$ 8,739	$ 6,317
Diluted Earnings Per Share	$ 0.13	$ 0.10	$ 0.13	$ 0.09

	GAAP Basis For the Six Months Ended June 30,		Non-GAAP Basis For the Six Months Ended June 30,	
	2014	2013	2014	2013
	(unaudited)			
Basic Net Income	$ 3,572	$ 2,435	$ 3,153	$ 2,208
Basic Earnings Per Share	$ 0.29	$ 0.21	$ 0.26	$ 0.19
Diluted Net Income	$ 16,692	$ 12,268	$ 16,273	$ 12,041
Diluted Earnings Per Share	$ 0.25	$ 0.18	$ 0.24	$ 0.18

The results for the three and six months ended June 30, 2014 and 2013 include recurring adjustments related to the Company's deferred tax asset generated by the Company's initial public offering and subsequent unit conversions, tax receivable agreement and the associated liability to its selling and converting shareholders. Management believes that these accounting adjustments add a measure of non-operational complexity which obscures the underlying performance of the business. In evaluating the financial condition and results of operations, management also reviews non-GAAP measures of earnings, which exclude these items. Excluding these adjustments, non-GAAP diluted net income and non-GAAP diluted earnings per share were $8.7 million and $0.13, respectively, for the three months ended June 30, 2014, and $6.3 million and $0.09, respectively, for the three months ended June 30, 2013. Non-GAAP diluted net income and non-GAAP diluted earnings per share were $16.3 million and $0.24, respectively, for the six months ended June 30, 2014, and $12.0 million and $0.18, respectively, for the six months ended June 30, 2013. GAAP and non-GAAP net income for diluted earnings per share generally assume all operating company membership units are converted into Company stock at the beginning of the reporting period, and the resulting change to Company GAAP and non-GAAP net income associated with its increased interest in the operating company is taxed at the Company's effective tax rate, exclusive of the adjustments noted above and other adjustments.

Management uses the non-GAAP measures to assess the strength of the underlying operations of the business. It believes the non-GAAP measures provide information to better analyze the Company's operations between periods and over time. Investors should consider the non-GAAP measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

During 2013, approximately $0.6 billion of previously reported assets under management in Institutional Accounts were reclassified to Retail Accounts. Historical information throughout this report has been reclassified for all periods presented.

Assets Under Management
(unaudited)

($ billions)

	Three Months Ended			Twelve Months Ended	
	June 30, 2014	March 31, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Institutional Accounts					
Assets					
Beginning of Period	$ 15.2	$ 15.4	$ 12.2	$ 12.5	$ 10.9
Inflows	*0.4*	*0.5*	*0.1*	*2.5*	*0.7*
Outflows	*(0.9)*	*(0.9)*	*(0.4)*	*(3.1)*	*(2.2)*
Net Flows	(0.5)	(0.4)	(0.3)	(0.6)	(1.5)
Market Appreciation/ (Depreciation)	0.4	0.2	0.6	3.2	3.1
End of Period	$ 15.1	$ 15.2	$ 12.5	$ 15.1	$ 12.5
Retail Accounts					
Assets					
Beginning of Period Assets	$ 10.2	$ 9.6	$ 7.3	$ 7.8	$ 2.2
Inflows	*1.4*	*0.8*	*0.3*	*3.3*	*4.9*
Outflows	*(0.2)*	*(0.4)*	*(0.4)*	*(1.1)*	*(1.1)*
Net Flows	1.2	0.4	(0.1)	2.2	3.8
Market Appreciation/ (Depreciation)	0.5	0.2	0.6	1.9	1.8
End of Period	$ 11.9	$ 10.2	$ 7.8	$ 11.9	$ 7.8
Total					
Assets					
Beginning of Period	$ 25.4	$ 25.0	$ 19.5	$ 20.3	$ 13.1
Inflows	1.8	1.3	0.4	5.8	5.6
Outflows	(1.1)	(1.3)	(0.8)	(4.2)	(3.3)
Net Flows	0.7	—	(0.4)	1.6	2.3
Market Appreciation/ (Depreciation)	0.9	0.4	1.2	5.1	4.9
End of Period	$ 27.0	$ 25.4	$ 20.3	$ 27.0	$ 20.3

Financial Discussion

Revenue (unaudited)

($ thousands)

	Three Months Ended					
	June 30, 2014		March 31, 2014		June 30, 2013	
Institutional Accounts	$	20,506	$	20,296	$	17,294
Retail Accounts		7,439		6,105		4,838
Total	$	27,945	$	26,401	$	22,132

	Six Months Ended			
	June 30, 2014		June 30, 2013	
Institutional Accounts	$	40,802	$	33,825
Retail Accounts		13,544		9,149
Total	$	54,346	$	42,974

Revenue was $27.9 million for the second quarter of 2014, an increase of 5.8% from $26.4 million for the first quarter of 2014, and an increase of 26.3% from $22.1 million for the second quarter of 2013.

Included in these amounts were performance fees recognized of $0.2 million for the second quarter of 2014 and $0.3 million for the first quarter of 2014, and $0.1 million for the second quarter of 2013. In general, performance fees are calculated on an annualized basis over the contract's measurement period, which, for the majority of our performance fee arrangements, extends to three years.

Average assets under management for the second quarter of 2014 was $26.3 billion, an increase of 6.5% from $24.7 billion for the first quarter of 2014 and an increase of 30.8% from $20.1 billion for the second quarter of 2013. The increase from the first quarter of 2014 and from the second quarter of 2013 was due to market appreciation and net inflows.

The weighted average fee rate was 0.425% for the second quarter of 2014, decreasing from 0.427% for the first quarter of 2014, and from 0.441% for the second quarter of 2013.

The weighted average fee rate for institutional accounts was 0.542% for the second quarter of 2014, flat from the first quarter of 2014, and decreasing from 0.556% for the second quarter of 2013. The year-over-year decrease primarily reflects a shift in mix towards our expanded strategies and an increase in larger relationships, which each generally carry lower fee rates.

The weighted average fee rate for retail accounts was 0.267% for the second quarter of 2014, increasing from 0.251% for the first quarter of 2014, and from 0.253% for the second quarter of 2013. The increase from the first quarter of 2014 and second quarter of 2013 primarily reflects the addition of assets in our non-U.S. strategies which generally carry higher fee rates.

Total operating expenses were $12.4 million in the second quarter of 2014, relatively flat from the first quarter of 2014 and increasing from $10.9 million for the second quarter of 2013. The fluctuation from the first quarter of 2014 reflects a decrease in compensation costs associated with certain annual tax payments made during the first quarter, offset by an increase in costs associated with our mutual funds during the second quarter of 2014. The increase from second quarter of 2013 primarily reflect an increase in salary, headcount, and the discretionary bonus accrual and an increase in business activity during 2014. Details of operating expenses are shown below:

Operating Expenses (unaudited)

($ thousands)

| | Three Months Ended | | | | | |
	June 30, 2014		March 31, 2014		June 30, 2013	
Compensation and Benefits Expense	$	9,899	$	10,050	$	8,914
General and Administrative Expense		2,505		2,320		1,943
Operating Expenses	$	12,404	$	12,370	$	10,857

| | Six Months Ended | | | |
	June 30, 2014		June 30, 2013	
Compensation and Benefits Expense	$	19,949	$	18,522
General and Administrative Expense		4,825		3,752
Operating Expenses	$	24,774	$	22,274

As of June 30, 2014, employee headcount was 76, compared to 77 at March 31, 2014 and up from 70 at June 30, 2013.

The operating margin was 55.6% for the second quarter of 2014, compared to 53.1% for the first quarter of 2014, and 50.9% for the second quarter of 2013.

Other (expense)/ income was an expense of approximately $1.4 million for the second quarter of 2014, an expense of less than $0.1 million for the first quarter of 2014, and income of $0.3 million for the second quarter of 2013. Other (expense)/ income includes the net realized and unrealized gain/(loss) recognized by the Company on its direct investments, as well as those recognized by the Company's external investors on their investments in investment partnerships that the Company is required to consolidate. A portion of realized and unrealized gain/ (loss) associated with the investments of the Company's outside interests are offset in net income attributable to non-controlling interests. For the second quarter of 2014, other (expense)/ income also includes an expense of $2.0 million reflecting an increase in the Company's liability to its selling and converting shareholders resulting from an increase in expected future tax benefits described in Income Tax Expense/ (Benefit) below. Changes in the liability to selling and converting shareholders associated with changes in the realizability of the deferred tax asset generated an expense of $0.1 million and $0.2 million in the first quarter of 2014 and the second quarter of 2013, respectively. Details of other income/ (expense), as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Other (Expense)/ Income (unaudited)

($ thousands)

	Three Months Ended					
	June 30, 2014		March 31, 2014		June 30, 2013	
Net Interest and Dividend Income	$	115	$	65	$	114
Net Realized and Unrealized Gain from Investments		410		104		414
Change in Liability to Selling and Converting Shareholders[1]		(1,996)		(127)		(229)
Other Income/ (Expense)		63		(89)		(48)
GAAP Other (Expense)/ Income		(1,408)		(47)		251
Change in Liability to Selling and Converting Shareholders[1]		1,996		127		229
Outside Interests of Investment Partnerships[2]		(57)		(73)		(311)
Non-GAAP Other Income, Net of Outside Interests	$	531	$	7	$	169

	Six Months Ended			
	June 30, 2014		June 30, 2013	
Net Interest and Dividend Income	$	180	$	170
Net Realized and Unrealized Gain from Investments		514		1,265
Change in Liability to Selling and Converting Shareholders[1]		(2,123)		(1,268)
Other (Expense)		(26)		(88)
GAAP Other (Expense)/ Income		(1,455)		79
Change in Liability to Selling and Converting Shareholders[1]		2,123		1,268
Outside Interests of Investment Partnerships[2]		(130)		(719)
Non-GAAP Other Income, Net of Outside Interests	$	538	$	628

1 Reflects the change in the liability to the Company's selling and converting shareholders associated with the deferred tax asset generated by the Company's initial public offering and subsequent unit conversions.

2 Represents the non-controlling interest allocation of the income of the Company's consolidated investment partnerships to its external investors.

The Company recognized a $0.3 million income tax benefit for the second quarter of 2014, a $1.7 million income tax expense for the first quarter of 2014, and a $1.2 million income tax expense for the second quarter of 2013. Second quarter of 2014 income taxes included a $2.4 million income tax benefit associated with a decrease to the valuation allowance recorded against the Company's deferred tax asset related to the basis step ups related to operating company unit exchanges. This adjustment generated $0.8 million and $0.6 million in income tax benefit in the first quarter of 2014 and second quarter of 2013, respectively. First quarter of 2014 income tax expense also included a $0.6 million adjustment to the deferred tax asset and valuation allowance. This adjustment was driven by a reduction in expected future tax benefits associated with a change in the New York State tax law for receipts beginning at the start of the 2015 tax year. Details of the income tax expense/ (benefit), as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Income Tax (Benefit)/ Expense (unaudited)

($ thousands)

| | | Three Months Ended | | | | |
		June 30, 2014		March 31, 2014		June 30, 2013
Corporate Income Tax Expense	$	1,244	$	1,090	$	834
Unincorporated Business Tax Expense		835		782		670
Non-GAAP Income Tax Expense		2,079		1,872		1,504
Change in Valuation Allowance[2]		(2,353)		(791)		(556)
Net Adjustment to Deferred Tax Asset[3]		—		602		286
GAAP Income Tax (Benefit)/ Expense	$	(274)	$	1,683	$	1,234

| | | Six Months Ended | | |
		June 30, 2014		June 30, 2013
Corporate Income Tax Expense	$	2,334	$	1,567
Unincorporated Business Tax Expense[1]		1,617		724
Non-GAAP Income Tax Expense		3,951		2,291
Change in Valuation Allowance[2]		(3,144)		(1,781)
Net Adjustment to Deferred Tax Asset[3]		602		286
GAAP Income Tax Expense	$	1,409	$	796

1 Includes a $0.6 million tax benefit recognized in the first quarter of 2013 associated with the amendment of prior year tax returns to change the methodology for state and local receipts.

2 Reflects the change in the valuation allowance assessed against the deferred tax asset established as part of the Company's initial public offering and subsequent unit conversions.

3 Reflects the net impact of the change in the Company's deferred tax asset and valuation allowance assessed against the deferred tax asset associated with the decrease in expected future tax benefits and the prior year's final tax return during the first quarter of 2014 and second quarter of 2013, respectively.

Details of the net income attributable to non-controlling interests of the Company's operating company and consolidated subsidiaries, as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Non-Controlling Interests (unaudited)

($ thousands)

	Three Months Ended					
	June 30, 2014		March 31, 2014		June 30, 2013	
Operating Company Allocation	$	12,226	$	10,780	$	8,715
Outside Interests of Investment Partnerships[1]		57		73		311
GAAP Net Income Attributable to Non-Controlling Interests	$	12,283	$	10,853	$	9,026

	Six Months Ended			
	June 30, 2014		June 30, 2013	
Operating Company Allocation	$	23,006	$	16,829
Outside Interests of Investment Partnerships[1]		130		719
GAAP Net Income Attributable to Non-Controlling Interests	$	23,136	$	17,548

1 Represents the non-controlling interest allocation of the income/(loss) of the Company's consolidated investment partnerships to its external investors.

On July 15, 2014, the Company's Board of Directors approved a quarterly dividend of $0.03 per share of its Class A common stock to be declared on July 22, 2014. The following dates apply to the dividend:

Record Date: August 14, 2014

Payment Date: August 28, 2014

During the last twelve months, inclusive of the dividend noted above, the Company declared total dividends of $0.35 per share of its Class A common stock.

Second Quarter 2014 Earnings Call Information

Pzena Investment Management, Inc. (NYSE: PZN) will hold a conference call to discuss the Company's financial results and outlook at 10:00 a.m. ET, Wednesday, July 23, 2014. The call will be open to the public.

Webcast Instructions: To gain access to the webcast, which will be "listen-only," go to the Events page in the Investor Relations area of the Company's website, www.pzena.com.

Teleconference Instructions: To gain access to the conference call via telephone, U.S./Canada callers should dial 866-953-6857; international callers should dial 617-399-3481. The conference ID number is 62052128.

Replay: The conference call will be available for replay through August 6, 2014, on the web using the information given above.

About Pzena Investment Management

Pzena Investment Management, LLC, the firm's operating company, is a value-oriented investment management firm. Founded in 1995, Pzena Investment Management has built a diverse, global client base. More firm and stock information is posted at www.pzena.com.

Forward-Looking Statements

This press release may contain, in addition to historical information, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company's current assumptions, expectations and projections about future events. Words like "believe," "anticipate," "intend," "estimate," "expect," "project," and similar expressions are used to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of the Company's management and involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Among the factors that could cause actual results to differ from those expressed or implied by a forward-looking statement are those described in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K, as filed with the SEC on March 12, 2014 and in the Company's Quarterly Reports on Form 10-Q as filed with the SEC. In light of these risks, uncertainties, assumptions, and factors, actual results could differ materially from those expressed or implied in the forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this release.

The Company is not under any obligation and does not intend to make publicly available any update or other revisions to any forward-looking statements to reflect circumstances existing after the date of this release or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

Contact: Gary Bachman, 212-355-1600 or bachman@pzena.com

PZENA INVESTMENT MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(in thousands)

	As of	
	June 30, 2014	December 31, 2013
	(unaudited)	
ASSETS		
Cash and Cash Equivalents	$ 26,055	$ 33,878
Restricted Cash	2,690	316
Due from Broker	1,189	58
Advisory Fees Receivable	23,904	23,947
Investments, at Fair Value	15,289	7,621
Prepaid Expenses and Other Assets	1,331	1,246
Deferred Tax Asset, Net of Valuation Allowance of $44,450 and $53,973, respectively	12,505	12,312
Property and Equipment, Net of Accumulated Depreciation of $2,958 and $2,850, respectively	869	835
TOTAL ASSETS	$ 83,832	$ 80,213
LIABILITIES AND EQUITY		
Liabilities:		
Accounts Payable and Accrued Expenses	$ 11,071	$ 5,570
Due to Broker	1,119	5
Securities Sold Short, at Fair Value	1,438	—
Liability to Selling and Converting Shareholders	12,955	12,777
Lease Liability	565	778
Deferred Compensation Liability	1,105	2,339
Other Liabilities	294	195
TOTAL LIABILITIES	28,547	21,664
Equity:		
Total Pzena Investment Management, Inc.'s Equity	16,287	16,362
Non-Controlling Interests	38,998	42,187
TOTAL EQUITY	55,285	58,549
TOTAL LIABILITIES AND EQUITY	$ 83,832	$ 80,213

PZENA INVESTMENT MANAGEMENT, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per-share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2014	2013	2014	2013
REVENUE	$ 27,945	$ 22,132	$ 54,346	$ 42,974
EXPENSES				
Compensation and Benefits Expense	9,899	8,914	19,949	18,522
General and Administrative Expense	2,505	1,943	4,825	3,752
TOTAL OPERATING EXPENSES	12,404	10,857	24,774	22,274
Operating Income	15,541	11,275	29,572	20,700
Other (Expense)/ Income	(1,408)	251	(1,455)	79
Income Before Taxes	14,133	11,526	28,117	20,779
Income Tax (Benefit)/ Expense	(274)	1,234	1,409	796
Consolidated Net Income	14,407	10,292	26,708	19,983
Less: Net Income Attributable to Non-Controlling Interests	12,283	9,026	23,136	17,548
Net Income Attributable to Pzena Investment Management, Inc.	$ 2,124	$ 1,266	$ 3,572	$ 2,435
Earnings per Share - Basic and Diluted Attributable to Pzena Investment Management, Inc. Common Stockholders:				
Net Income for Basic Earnings per Share	$ 2,124	$ 1,266	$ 3,572	$ 2,435
Basic Earnings per Share	$ 0.17	$ 0.10	$ 0.29	$ 0.21
Basic Weighted Average Shares Outstanding	12,180,192	12,315,065	12,178,402	11,793,983
Net Income for Diluted Earnings per Share	$ 9,096	$ 6,358	$ 16,692	$ 12,268
Diluted Earnings per Share	$ 0.13	$ 0.10	$ 0.25	$ 0.18
Diluted Weighted Average Shares Outstanding	67,998,237	66,562,823	68,021,135	66,550,266

PZENA INVESTMENT MANAGEMENT, INC.

UNAUDITED NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per-share amounts)

	Non-GAAP Basis Three Months Ended June 30,		Non-GAAP Basis Six Months Ended June 30,	
	2014	2013	2014	2013
REVENUE	$ 27,945	$ 22,132	$ 54,346	$ 42,974
EXPENSES				
Compensation and Benefits Expense	9,899	8,914	19,949	18,522
General and Administrative Expense	2,505	1,943	4,825	3,752
TOTAL OPERATING EXPENSES	12,404	10,857	24,774	22,274
Operating Income	15,541	11,275	29,572	20,700
Other Income, Net of Outside Interests	531	169	538	628
Income Before Taxes and Operating Company Allocation	16,072	11,444	30,110	21,328
Unincorporated Business Tax Expense	835	670	1,617	724
Allocable Income	15,237	10,774	28,493	20,604
Operating Company Allocation	12,226	8,715	23,006	16,829
Income Before Corporate Income Taxes	3,011	2,059	5,487	3,775
Corporate Income Tax Expense	1,244	834	2,334	1,567
Non-GAAP Net Income	$ 1,767	$ 1,225	$ 3,153	$ 2,208
Tax Receivable Agreement Income, Net of Taxes	357	41	419	227
GAAP Net Income	$ 2,124	$ 1,266	$ 3,572	$ 2,435
Earnings Per Share - Basic and Diluted Attributable to Pzena Investment Management, Inc. Common Stockholders:				
Net Income for Basic Earnings per Share	$ 1,767	$ 1,225	$ 3,153	$ 2,208
Basic Earnings per Share	$ 0.15	$ 0.10	$ 0.26	$ 0.19
Basic Weighted Average Shares Outstanding	12,180,192	12,315,065	12,178,402	11,793,983
Net Income for Diluted Earnings per Share	$ 8,739	$ 6,317	$ 16,273	$ 12,041
Diluted Earnings per Share	$ 0.13	$ 0.09	$ 0.24	$ 0.18
Diluted Weighted Average Shares Outstanding	67,998,237	66,562,823	68,021,135	66,550,266